Filed by Breitburn Energy Partners LP

Commission File No. 001-33055

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: QR Energy, LP

Commission File No. 001-35010

This filing relates to a proposed business combination involving QR Energy, LP, a Delaware limited partnership (“QR Energy”) and Breitburn Energy Partners LP, a Delaware limited partnership (“Breitburn”).

To:  All Employees

From:  Hal Washburn, CEO

As you may have seen in this morning’s press release, we have just announced the signing of an agreement to acquire QR Energy LP.  This transaction will make Breitburn the largest oil-weighted upstream MLP, with a total enterprise value of $ 7.8 billion and an estimated combined average daily production of approximately 57,000 boe/d.  In addition to acquiring QR Energy’s assets in the Permian Basin, the Mid-Continent and Michigan – areas we are already familiar with – Breitburn will expand into new exciting producing areas, Arkansas-Louisiana-Texas and the Jay Field in the Florida Panhandle.

The increased size and scale of the combined company, which will continue to be led by Breitburn’s current senior management team, will put us in an even better position to grow and succeed in the future.   We believe that Breitburn unitholders and employees – including QR Energy employees who join us – will benefit significantly from the expanded operations and development opportunities, enhanced cash flow, and financial flexibility that come with this merger.  We are extremely proud of this transaction and hope that you are as well.

While we don’t expect the deal to close until later this year or early next year, we will soon begin the process of integrating QR Energy’s operations into the Breitburn organization.   We know we can count on your support during this time to ensure that the transition process is completed as efficiently and seamlessly as possible.  As we move forward towards closing this deal, we will provide additional information concerning the merger and ongoing integration.

In the meantime, thanks again for all of your efforts.

To view a copy of the acquisition press release and slide deck, please visit the following links:

http://ir.breitburn.com/releases.cfm

http://ir.breitburn.com/events.cfm

Sincerely,

Hal

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, Breitburn intends to file with the SEC a registration statement on Form S-4 that will include a prospectus of Breitburn and a proxy statement of QR Energy. Each of Breitburn and QR Energy also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Breitburn and QR Energy with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Breitburn Investor Relations in writing at 515 S. Flower Street, Suite 4800, Los Angeles, CA, 90071, or via e-mail by using the “Contact Form” located at the Investor Relations tab at www.breitburn.com or by calling (213) 225-0390; or by contacting QR Energy Investor Relations in writing at 1401 McKinney Street, Suite 2400, Houston, TX 77010, or via e-mail at ir@qracq.com or by calling (713) 452-2990.

Participants in the Solicitation

Breitburn and QR Energy and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Breitburn’s directors and executive officers is available in Breitburn’s proxy statement dated April 25, 2014, for its 2014 Annual Meeting of Unitholders. Information about QR Energy’s directors and executive officers is available in QR Energy’s proxy statement dated February 3, 2014, for its Special Meeting of Unitholders held on March 10, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Breitburn or QR Energy using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Information

This employee communication contains statements that Breitburn and QR Energy believe to be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Breitburn and QR Energy and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this employee communication, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “project,” “believe,” “will” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Breitburn, QR Energy or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder, court and regulatory approvals of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Breitburn’s and QR Energy’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Breitburn or QR Energy; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; the ability to obtain sufficient quantities of CO2 necessary to carry out EOR projects; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Breitburn’s credit agreement; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; the ability to successfully complete potential asset dispositions and the risks related thereto; the impacts of hedging on results of operations; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions; and other risks described under the caption “Risk Factors” in Breitburn’s and QR Energy’s Annual Reports on Form 10-K for the period ended December 31, 2013. Breitburn and QR Energy assume no obligation, and disclaim any duty, to update the forward-looking statements in this employee communication to reflect subsequent events or circumstances.